A **BRIGHTER WAY** TO INVEST IN GOLD®

2025 Second Quarter Report

Q2

SANDSTORM GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

Management’s Discussion
and Analysis
For The Period Ended June 30, 2025

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and six months ended June 30, 2025 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2024 and the corresponding notes to the financial statements which are available on SEDAR+ at www.sedarplus.ca. The information contained within this MD&A is current to August 7, 2025 and all figures are stated in U.S. dollars unless otherwise noted.

Management's Discussion & Analysis
Company Highlights
ROYAL GOLD COMBINATION
Royal Gold and Sandstorm partner to create industry-leading precious metals streaming and royalty company
•On July 6, 2025, the Company entered into a definitive arrangement agreement with Royal Gold pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm in an all-share transaction in which Sandstorm shareholders will receive 0.0625 of a share of common stock of Royal Gold for each Sandstorm share held.
•On a fully diluted basis, existing Royal Gold and Sandstorm shareholders will own approximately 77% and 23%, respectively, of the combined company's issued and outstanding shares.
•Concurrently, Royal Gold entered into a definitive arrangement agreement with Horizon Copper pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper.
•Upon satisfaction of customary shareholder, court and regulatory approvals for both transactions, Royal Gold will hold a robust portfolio of 393 Streams and royalties (including 80 cash flowing assets), delivering industry-leading diversification and a compelling growth profile.
RECORD OPERATING RESULTS
Another record quarter in terms of revenue and operating margins
•Record Revenue for the three and six months ended June 30, 2025 was $51.4 million and $101.5 million, respectively, compared with $41.4 million and $84.2 million for the comparable periods in 2024.
•Attributable Gold Equivalent ounces1 (as defined hereinafter), for the three and six months ended June 30, 2025 were 15,098 ounces and 33,590 ounces, respectively, compared with 17,414 ounces and 37,730 ounces for the comparable periods in 2024.
•Total Sales, Royalties and Income from other interests1 (as defined hereinafter) for the three and six months ended June 30, 2025 was $51.4 million and $105.5 million, respectively, compared with $41.4 million and $84.2 million for the comparable periods in 2024, with the most recent six month period representing a record for the Company.
•Cash flows from operating activities, excluding changes in non-cash working capital1, for the three and six months ended June 30, 2025 were $37.7 million and $78.5 million, respectively, compared with $32.6 million and $65.1 million for the comparable periods in 2024.
•Cost of sales, excluding depletion, for the three and six months ended June 30, 2025 was $5.3 million and $12.1 million, respectively, compared with $4.7 million and $10.4 million for the comparable periods in 2024.
•Average cash costs1 for the three and six months ended June 30, 2025 of $350 and $362 per Attributable Gold Equivalent ounce1, respectively, compared with $270 and $275 per Attributable Gold Equivalent ounce1 for the comparable periods in 2024.

Sandstorm Gold Ltd.	3	2025 Second Quarter Report

Management's Discussion & Analysis
•Record cash operating margins1 for the three and six months ended June 30, 2025 of $2,981 and $2,721 per Attributable Gold Equivalent ounce1 , respectively, compared with $2,043 and $1,903 per Attributable Gold Equivalent ounce1 for the comparable periods in 2024. This marks the sixth consecutive quarter of record operating margins.

OTHER
Versamet listing and market valuation
•In the second quarter of 2025, Versamet Royalties Corporation began trading on the TSX Venture Exchange under the symbol VMET. As of June 30, 2025, Sandstorm held approximately 118 million common shares of Versamet - accounted for as an investment in associate at a carrying value of $63.6 million. Based on the closing price at the date of the MD&A, the market value of those shares exceeded $120 million, well above their carrying value.

1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	4	2025 Second Quarter Report

Management's Discussion & Analysis
Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm partners with other companies in the resource industry to grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 226 Streams and royalties, of which 40 of the underlying mines are producing.
1.Refer to section on non-IFRS and other measures of this MD&A.
Outlook1
Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 65,000 and 80,000 ounces in 2025, which considers a range of commodity price scenarios. The Company’s 2025 guidance is sensitive to fluctuations in relative commodity prices, with a ±10% change in both copper and silver prices relative to the gold price expected to impact Attributable Gold Equivalent ounces by approximately ±1,500 ounces. Long-term, the Company forecasts production to be approximately 150,000 attributable gold equivalent ounces in 2030, based on the Company’s existing Streams and royalties plus the exercise of the Company’s exclusive gold Stream option on the MARA project in Argentina.
1.Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.
2.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	5	2025 Second Quarter Report

Management's Discussion & Analysis
Royal Gold Offer
On July 6, 2025, the Company entered into a definitive arrangement agreement with Royal Gold, Inc. (“Royal Gold”), pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm (the “Sandstorm Shares”) whereby Sandstorm shareholders will receive 0.0625 of a share of common stock of Royal Gold (each whole share, a “Royal Gold Share”) for each Sandstorm Share held (the “Sandstorm Transaction”). Upon closing, existing Royal Gold and Sandstorm shareholders will own approximately 77% and 23%, of the issued and outstanding Royal Gold Shares on a fully diluted basis.
Concurrent with the Sandstorm Transaction, Royal Gold has entered into a definitive arrangement agreement with Horizon Copper Corp. (“Horizon Copper”), pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper, other than the Horizon shares owned by Sandstorm, (the "Horizon Transaction" and, together with the Sandstorm Transaction, the "Transactions"). Each Transaction is conditional on the other, although Royal Gold may elect to waive the Horizon Copper condition. Subject to customary shareholder, court and regulatory approvals, both Transactions are expected to close in the fourth quarter of 2025.
Upon satisfaction of these conditions, Royal Gold will continue under the name “Royal Gold, Inc.” and will oversee a portfolio of 393 Streams and royalties (including 80 cash flowing assets), delivering industry leading diversification and a compelling growth profile.
Strategic Rationale
The Sandstorm Transaction is poised to create significant value for Sandstorm shareholders by delivering multiple benefits:

Immediate value realization	Provides a significant premium on Sandstorm Shares, which are trading near 10-year highs.
Continued exposure to gold-focused portfolio	Maintains participation in Sandstorm's high-quality, long-life royalty and streaming portfolio with significant built-in growth from its principal assets.
Daylights value of portfolio	Reveals intrinsic value of Sandstorm's portfolio, closing the valuation gap between Sandstorm and its mid-tier peers.
Improves pro-forma portfolio maturity	Reduces relative concentration of development stage assets by integrating a larger, more diversified asset base.
Enhanced access to institutional investors	Offers Sandstorm shareholders access to larger gold-focused streaming and royalty company with stronger institutional interest and trading volume.
Equity upside in re-rated entity	Positions shareholders in a large-scale precious metals streaming and royalty company with a proven track record of capital returns and significant re-rating potential.

Sandstorm Gold Ltd.	6	2025 Second Quarter Report

Management's Discussion & Analysis
Key Producing Assets

Antamina Silver Stream and Royalty	HORIZON COPPER CORP.
The Company has a silver Stream and a net profits interest (“NPI” or “Antamina NPI”) on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) (“Teck”), and Mitsubishi Corporation (10%). The silver Stream and NPI is paid by Horizon Copper which owns a 1.66% NPI on production from Antamina. The silver Stream entitles the Company to receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. The NPI is calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon Copper of delivering silver ounces under the Antamina silver Stream. Antamina is the world’s fourth-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. The asset operates in the first cost quartile of copper mines and has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer.
Antamina contains Mineral Reserves and Mineral Resources that have the potential to support a multi-decade mine life producing high-grade copper. The mine’s Mineral Reserves confined within an operational pit totaled 550 million tonnes at 0.92% copper, 0.67% zinc, 11.7 grams per tonne silver, and 0.02% molybdenum. The mine’s Measured and Indicated Resources, confined within a conceptual pit shell and exclusive of Proven and Probable Reserves, totaled 313 million tonnes at 0.77% copper, 0.47% zinc, 10.7 grams per tonne silver, and 0.02% molybdenum. In addition to the Measured and Indicated Mineral Resources the mine has a significant inventory of Inferred Resources amenable to open pit and underground mining methods. Inferred Mineral Resources potentially mineable by open pit mining methods totaled 784 million tonnes at 0.92% copper, 0.51% zinc, 10.2 grams per tonne silver, and 0.02% molybdenum. Additional Inferred Mineral Resources potentially mineable by underground mining methods totaled 433 million tonnes at 1.19% copper, 0.65% zinc, 12.5 grams per tonne silver, and 0.01% molybdenum. Both Mineral Reserves and Mineral Resources are effective as of December 31, 2024 (cut-off grade unavailable).
In 2024 the Antamina Mine received approval of the Modification of Environmental Impact Assessment (the “MEIA”) which allows for an investment of approximately $2 billion over the next seven years, extending operations at Antamina through to 2036. The MEIA extends the permitted pit depth by 150 metres and will allow Antamina to optimize existing mining components within its current operation while also expanding the footprint of the open pit and expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208,000 tonnes per day which would be an approximate 40% increase from current levels. Mineral Reserves are expected to be expanded once

Sandstorm Gold Ltd.	7	2025 Second Quarter Report

Management's Discussion & Analysis
additional tailings capacity is confirmed. Sandstorm expects that significant Mineral Resource conversion is likely as Antamina completes several Pre-Feasibility level tailings studies which are focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.

Vale Royalties	VALE S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 14,848 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
•Copper and Gold
–0.03% net sales royalty on the Sossego copper-gold mine; and
–0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
•Iron Ore
–0.05% net sales royalty on iron ore sales from the Northern System; and
–0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
•Other
–0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 16.5% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 31 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the Pre-Feasibility or Feasibility Study level which could enhance production from Sandstorm’s royalty grounds. Vale recently announced its Novo Carajas Program, a R$70 billion investment to expand its iron ore and copper operations at the Carajas complex.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the mid-2040s. Mining at Serra Leste began in 2014 and is expected to continue into 2077; Serra Sul began production in 2016 and is expected to produce into 2060.

Sandstorm Gold Ltd.	8	2025 Second Quarter Report

Management's Discussion & Analysis
Vale continues to explore opportunities to extend the life of the Sossego operation and develop additional brownfield copper projects within the Vale Royalty. Vale also continues to explore additional copper development opportunities including an underground mining scenario at Sossego and the development of the Alemao project.
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in the first half of 2025. In February 2025, Vale reported that the Capanema project, which will add 15 million tonnes per year of iron ore to the Mariana complex, started commissioning in November 2024.

Greenstone Gold Stream	EQUINOX GOLD CORP.
The Company has a Gold Stream on the Greenstone gold mine located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Mine” or “Greenstone”), owned and operated by Equinox Gold Corp. (“Equinox” or “Equinox Gold”). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. In May 2024, Equinox announced that it had completed its previously announced transaction with Orion Mine Finance ("Orion") to acquire the 40% interest of the Greenstone Mine previously held by Orion, consolidating Equinox’s ownership interest to 100%.
Equinox announced commercial production on November 6, 2024, and remains focused on systematically ramping up both mining rates and plant throughput. Equinox Gold is forecasting 2025 production of 220,000 to 260,000 ounces and continues to deploy operational improvements to accelerate the mine toward its design capacity of 390,000 ounces within five years.
A Technical Report with an effective date of June 30, 2024, outlines cumulative production of 5.7 million ounces over an initial 15-year mine life. Longer-term, Equinox continues to evaluate opportunities to extend Greenstone’s mine life, with open-pit and underground inferred resources of more than 3 million ounces. Trade-off studies to evaluate mining of the underground resource down-plunge from the open pit are currently planned for 2025. For more information, see www.equinoxgold.com.

Sandstorm Gold Ltd.	9	2025 Second Quarter Report

Management's Discussion & Analysis

Chapada Copper Stream	LUNDIN MINING CORPORATION
The Company has a copper Stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Chapada copper Stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:
•4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then
•3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then
•1.5% of the copper produced thereafter, for the life of the mine.
As of December 31, 2024, a total of 33.2 million pounds of copper had been delivered under the Chapada Copper Stream since its inception.
Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. Ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050, which excludes any production from Lundin Mining’s recent Saúva discovery. In 2025 Lundin Mining plans to undertake a 20,000-metre drilling program at Chapada with a goal to grow resources and define higher grade resources that will be incorporated into an updated resource estimate at Saúva. For more information, visit the Lundin Mining website at www.lundinmining.com.

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.
The Company has a silver Stream on Pan American Silver Corp.’s (“Pan American”) silver-gold Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver Stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.
As of December 31, 2024, a total of 6.6 million ounces of silver had been delivered under the Stream since its inception.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.

Sandstorm Gold Ltd.	10	2025 Second Quarter Report

Management's Discussion & Analysis
Other Producing Assets

Houndé Gold Royalty	ENDEAVOUR MINING PLC
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining plc (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. Houndé hosts a Proven and Probable Reserve containing 2.6 million ounces of gold within 58.5 million tonnes of ore with an average grade of 1.41 grams per tonne gold. The Measured and Indicated Resources, inclusive of Mineral Reserves, contain 3.3 million ounces of gold contained in 67.5 million tonnes of ore with an average grade of 1.51 grams per tonne gold. Ore type specific cut-off grades applied for estimating Mineral Reserves ranged from 0.4 to 1.0 grams per tonne. Mineral Resource estimates were based on a cut-off grade of 0.5 grams per tonne. This Mineral Reserve and Resource estimate, a portion of which is not subject to the Company's royalty, is effective as of December 31, 2024. See www.endeavourmining.com for more information.
Houndé is an open-pit gold mine with a 3.0 million tonne per year nameplate capacity processing plant using a gravity circuit and a carbon-in-leach plant. Since reaching commercial production, Houndé’s processing plant has been consistently operating at more than 30% above its nameplate capacity.
In 2024, Endeavour embarked on a $10.0 million exploration program which is focused on delineating targets at depth within the Kari Area and Vindaloo Deeps, as well as adding resources at existing deposits. Drilling to date has continued to test the continuity of mineralization at the Vindaloo Deeps target with preliminary results demonstrating the potential for a large, higher-grade underground resource. The Vindaloo deposits and a significant portion of the Kari deposits at Houndé are included within the Company’s royalty grounds.
In 2025, the Company expects production on its royalty grounds to be similar to 2024, with the proportion of production subject to its royalty increasing in the coming years as production shifts away from the Kari Pump deposit towards Sandstorm’s royalty grounds.

Aurizona Gold Royalty	EQUINOX GOLD CORP.
The Company has a 5% sliding scale NSR on the production from Equinox Gold's open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly

Sandstorm Gold Ltd.	11	2025 Second Quarter Report

Management's Discussion & Analysis
gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.
In 2021, Equinox Gold published a Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which outlines total production of 1.5 million ounces of gold over an 11-year mine life. The underground mine would operate concurrently with the open pits and would be subject to the Company’s 3%-5% sliding scale NSR. The updated production plan includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.60 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.80 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.49 grams per tonne gold (cut-off grade of 0.30 grams per tonne for open-pit and 1.00 grams per tonne for underground Mineral Resources). For more information refer to www.equinoxgold.com.
On April 8, 2024, Equinox Gold reported a displacement of material in two areas in the south wall of the Piaba pit at the Aurizona mine, caused by persistent heavy rains in Maranhão, Brazil. As a result, mining at the Piaba pit was paused while Equinox Gold established a remediation plan and confirmed the safety of the pit. To mitigate the potential impact on planned 2024 production, Equinox accelerated mining of the Tatajuba open pit at Aurizona, which is also subject to the Company's royalty. In the fourth quarter of 2024, Equinox announced that it had restarted mining in the Piaba pit and that its assessment of the Piaba pit and surrounding infrastructure confirmed that the geotechnical event would not materially impact the long-term economic performance of the Aurizona mine.

Caserones Royalty	LUNDIN MINING CORPORATION
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining and JX Nippon Mining & Metals Corporation.
The Caserones Mine has 11 years of operational history. On July 13, 2023, Lundin Mining published a Technical Report in accordance with National Instrument 43-101 which outlined a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin Mining has identified several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground. In 2025, Lundin Mining plans to undertake an 18,000 metre drilling and geophysical program that will focus on deeper in-pit drilling to better define higher grade breccia zones and exploration drilling to continue testing the sulphide mineral potential below the Angelica oxide deposit.

Sandstorm Gold Ltd.	12	2025 Second Quarter Report

Management's Discussion & Analysis

Fruta del Norte Precious Metals Royalty	LUNDIN GOLD INC.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.
The Fruta del Norte Mineral Reserve contains an estimated 5.54 million ounces of gold in 22.06 million tonnes of ore with an average grade of 7.81 grams per tonne, as of December 31, 2024, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.70 grams per tonne). Measured and Indicated Mineral Resources are inclusive of Mineral Reserves, and total 7.06 million ounces of gold in 30.62 million tonnes of ore with an average grade of 7.17 grams per tonne, based on cut-off grade of 3.00 grams per tonne. In the second quarter of 2025 Lundin Gold announced that its recently commissioned plant expansion project had successfully increased the plant's throughput to 5,000 tonnes per day. Lundin Gold anticipates producing between 475,000 and 525,000 ounces of gold annually from 2025 through 2027. See www.lundingold.com for more information.
In 2024 Lundin Gold completed a total of 80,000 metres of drilling, including the largest ever exploration drilling program conducted on the land package hosting Fruta del Norte, at an estimated program cost of $44.0 million when combined with its regional program. The exploration drilling program has grown Inferred Resources at Fruta del Norte by 59% to 2.36 million ounces of contained gold at 5.27 grams per tonne. Growth in Inferred Resources was concentrated in Fruta del Norte South, where contained gold ounces rose from 0.73 million ounces in 2023 to 2.09 million ounces at an average grade of 5.25 grams per tonne.
The Bonza Sur gold deposit, discovered in 2023, is located 1 kilometre south of Fruta del Norte. The deposit features a large mineralized envelope extending approximately 2.6 kilometres along strike, 150 metres wide, and at least 500 metres deep.
Lundin Gold recently announced an expansion of its 2025 drilling program to 108,000 metres of drilling. Exploration activities continue to generate new discoveries at Fruta del Norte, including the Bonza Sur deposit and the new copper-gold Trancaloma target.

Blyvoor Gold Stream	AUROUS RESOURCES
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd., a subsidiary of Aurous Resources, will deliver 10% of gold produced at the mine until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of

Sandstorm Gold Ltd.	13	2025 Second Quarter Report

Management's Discussion & Analysis
gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of approximately 70,000 ounces of gold per annum, based on conventional mining methods.

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION
The Company holds a silver Stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”). Under the terms of its Gold Stream, Sandstorm has the right to purchase 275 gold ounces per month through April 2028, followed by a 4.4% gold Stream thereafter, in exchange for an ongoing cash payment of 25% of the spot gold price for each ounce delivered. Under the terms of its silver Stream, beginning in May 2028, Sandstorm will receive 100% of the silver produced for the life of the mine, in exchange for an ongoing cash payment of 25% of the spot silver price for each ounce delivered.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years.
On March 4, 2025, Bear Creek announced that its Board of Directors had initiated a strategic review process and established a special committee of independent directors to explore and evaluate the strategic and financial options available to Bear Creek with the ultimate view of enhancing value. The strategic and financial options that may be considered under the strategic review process include, but are not limited to, recapitalization, a sale of all or some of Bear Creek’s assets, a merger, joint-venture, business combination or any combination thereof.

Gualcamayo Royalty	ERIS LLC
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Eris LLC (“Eris”). The Gualcamayo Mine is an open-pit, heap leach operation. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine including production from both the oxides and deep carbonates component; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project ("DCP"); and (iv) a $30 million milestone payment due on

Sandstorm Gold Ltd.	14	2025 Second Quarter Report

Management's Discussion & Analysis
commencement of commercial production from the DCP. Production at the Gualcamayo mine surpassed the 396,000-ounce production threshold during the first half of 2025, triggering an increase in the Company's oxide royalty rate to a 3% NSR.
In 2024, the operator of the Gualcamayo Mine submitted a $1 billion investment plan to Argentina’s Incentive Regime for Large Investment (“RIGI”). This plan encompasses the development of the Gualcamayo DCP. A Feasibility Study and detailed engineering work for the DCP are currently underway, with completion expected in 2025. The project includes the construction of a new underground mine, a milling system, and a flotation plant designed to process 3,500–4,500 tonnes of ore per day. In addition to the existing oxide inventory, the DCP is projected to produce approximately 120,000 ounces of gold annually over an initial 17-year mine life.

Bonikro Gold Stream	ALLIED GOLD CORPORATION
The Company has a Gold Stream on Allied Gold Corporation’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered. In August 2024 Sandstorm amended its Bonikro Gold Stream such that the Company is now entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. No other changes were made to the delivery or payment terms under the Stream. As at December 31, 2024, approximately 29,000 ounces of gold had been delivered under the Bonikro Gold Stream since its inception.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamoussoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.
The most recently published Mineral Reserve and Mineral Resource estimate for Bonikro includes Proven and Probable Mineral Reserves of 444,000 ounces of gold in 12.0 million tonnes of ore with an average grade of 1.15 grams per tonne gold and Mineral Resources, inclusive of Reserves, of 1.68 million ounces of gold in 40.2 million tonnes of ore with an average grade of 1.30 grams per tonne gold. This Mineral Reserve and Mineral Resource estimate is effective as of December 31, 2024 and is based on open pit cut-off grades of 0.57-0.63 grams per tonne for Mineral Reserves and 0.5 grams per tonne for Mineral Resources. Ongoing drilling is focused on expanding and converting the existing Inferred Resource targeting a mine life of over 10 years.

Sandstorm Gold Ltd.	15	2025 Second Quarter Report

Management's Discussion & Analysis
In April 2025, Allied announced the closing of a C$80 million bought deal public offering to fund its optimization and growth initiatives, including exploration and technical studies aimed at extending the mine life in Côte d'Ivoire, which includes the Bonikro and Agbaou gold mines. Allied plans to invest approximately $60 million in capital expenditures at Bonikro in 2025, primarily for production stripping. This work is expected to expose higher-grade ore and position the operation for strong free cash flows in the years ahead, as rock movement and stripping ratios meaningfully decrease. See www.alliedgold.com for more information.

CEZinc Stream	GLENCORE CANADA CORPORATION
The Company has a zinc Stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, including additional Stream funding advanced in 2023 and 2024, Sandstorm is entitled to receive 44,312 ounces of gold over an approximately 8-year period which began in the second quarter of 2020 (the “Fixed Deliveries”). In the fourth quarter of 2024, the Stream was amended so that gold deliveries will be approximately 5,000 ounces annually for 2025–2027. Beginning on the fifth anniversary of the start of the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm has a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold has suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Sandstorm Gold Ltd.	16	2025 Second Quarter Report

Management's Discussion & Analysis
In the fourth quarter of 2024, Americas Gold closed its previously announced transaction with an affiliate of Mr. Eric Sprott and Mr. Paul Huet under which Americas Gold acquired the remaining 40% interest which it did not own in the Galena Complex in Idaho, USA.

Black Fox Gold Stream	MCEWEN MINING INC.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine and Froome mine (both part of the Black Fox property), located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $613 and the spot price of gold.
The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.
Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.
The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). In the second quarter of 2023, SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).
Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden payable by the entity that holds the mining license.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.45 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using $82 per tonne NSR based cut-off grades). At average gold and copper prices of $1,599 per ounce and $3.19 per pound, respectively, the study estimates a pre-tax net present value (5%

Sandstorm Gold Ltd.	17	2025 Second Quarter Report

Management's Discussion & Analysis
discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all key permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items.
In February 2024, following an incident at one of its assets, SSR Mining retracted all previously issued guidance for its Turkish assets, including the Hod Maden Project. However, site preparation activities and engineering studies at the Hod Maden Project continued in the second half of 2024 with SSR Mining reporting that $42 million in development costs were incurred at the project in 2024.
In March 2025, SSR Mining released its 2025 guidance which outlined approved early-works capital investments of approximately $60–$100 million (on a 100% basis) focusing on advancing the project’s critical path items—principally, road and tunnel construction. To date, technical work continues to affirm prior due diligence outcomes and SSR Mining continues infill drilling with an aim of de-risking the initial years of the mine. An initial exploration program focused on potential extension of the existing deposit and defining new targets is also planned for 2025. Based on the continued progress of these critical path early-works initiatives, Sandstorm maintains its forecast for first production at Hod Maden in 2028.

Platreef Gold Stream	IVANHOE MINES LTD.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. In July 2024 Ivanhoe announced the completion of the Phase 1 concentrator, which entered cold commissioning. In-line with Platreef’s optimized development plan schedule described below, the concentrator will be placed on care and maintenance until the second half of 2025 as Shaft #1 prioritizes waste hoisting to support and accelerate the development of Phase 2.
In the first quarter of 2025, Ivanhoe published a Feasibility Study in support of an optimized development plan for Platreef which de-risks initial production and accelerates the asset’s Phase 2 expansion by up to three years. The study outlines Phase 1 production starting in the fourth quarter of

Sandstorm Gold Ltd.	18	2025 Second Quarter Report

Management's Discussion & Analysis
2025, followed by the Phase 2 expansion two years later in the fourth quarter of 2027. Under the revised development plan, Ivanhoe will re-purpose ventilation Shaft #3 for hoisting at a rate of 3 million tonnes per annum (“Mtpa”) and increase the size of the initial Phase 2 concentrator to 3.3 Mtpa (previously 2.2 Mtpa), bringing site-wide processing capacity to 4.1 Mtpa. Shaft #3 is expected to be ready for hoisting in the first quarter of 2026.
In conjunction with the advancement of Shaft #2 and the updated Feasibility Study, Ivanhoe published a Preliminary Economic Assessment for the Phase 3 expansion also in the first quarter of 2025. Phase 3 will include two additional 3.3 Mtpa concentrator modules, increasing total processing capacity at Platreef to approximately 10.7 Mtpa and is anticipated to rank Platreef as one of the world’s largest and lowest-cost platinum-group metals, nickel, copper, and gold operations. The processing capacity of the Phase 3 expansion will be 12.5 times greater than that of Phase 1 and 2.5 times greater than the optimized Phase 2 expansion. Once fully ramped-up, gold production is expected to average more than 65,000 ounces per year. The expansion will utilize Shaft #2 and Shaft #3 for hoisting, providing a combined capacity of over 12.0 Mtpa. The PEA delivers an after-tax NPV (8%) of $3.2 billion and an IRR of 25% over a 29-year mine life, reinforcing Platreef’s position as a multi-generational, world-class asset.

MARA Royalty and Stream Option	GLENCORE PLC
The Company has a 0.25% NSR on the MARA porphyry copper-gold project (“MARA”) which is located in Catamarca province, Argentina and is wholly owned by a subsidiary of Glencore plc. In addition, Sandstorm holds a Gold Stream conversion option.
Under the terms of the option agreement, Sandstorm may elect to make an advance payment up to a maximum of $225 million (“Advance Payment”) to convert its existing 0.25% NSR into a Gold Stream (“Stream Conversion”). If Sandstorm elects to pay the Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from MARA for ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.
To exercise its option, Sandstorm is required to elect the Stream Conversion only once the respective subsidiary of Glencore plc has made a board-approved construction decision at MARA. The Advance Payment is payable in quarterly tranches throughout the construction period in proportion to the total project spending. In addition, if Sandstorm wishes to syndicate the Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions. The Gold Stream option is structured between Sandstorm’s Canadian parent company and a counterparty entity outside of Argentina.
MARA is a brownfield copper-gold project that ranks as one of the lowest capital-intensive copper projects in the world, owing to the existing Alumbrera processing plant and associated infrastructure located nearby. MARA is expected to be in the top 25 global copper producers when operational and is supported by Measured and Indicated Resources totalling 1,220 million tonnes with the following metal

Sandstorm Gold Ltd.	19	2025 Second Quarter Report

Management's Discussion & Analysis
grades: 0.47% copper, 0.20 grams per tonne gold grade, and 3.36 grams per tonne silver grade. The Measured and Indicated Resources are reported within an economic pit shell for open pit mining. For more information refer to www.glencore.com.
In early 2025, Glencore plc stated that it plans to submit a RIGI application for the MARA copper-gold project in the first half of 2025. Glencore has earmarked approximately $400 million over the next three years for extensive MARA, El Pachon and Collahuasi feasibility and development work. The investment is expected to continue the development, feasibility studies, and early works of their Argentinian assets. Glencore estimates MARA will produce approximately 200,000 tonnes of copper equivalent per year with a mine life exceeding 20 years. The Company expects Glencore plc to complete an updated technical study for the asset by the second half of 2025. In addition, provided that copper market conditions remain favourable, Sandstorm expects that Argentina's RIGI permitting regime and the brownfield nature of the MARA project could help position the asset as one of the early large-scale copper projects to be developed.

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.
The Company has a precious metals Stream with Entrée Resources Ltd. (“Entrée Resources”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. If the Mongolian Government acquires a 34% interest in Entrée Resources’ share of the joint venture, Sandstorm will receive up to $6.8 million in consideration, with the streaming rates adjusting to 4.47% and 3.39%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits, and 0.33% of copper produced from both deposits.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.
In 2021, Entrée Resources completed an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property, aligning its disclosure with other partners on the first lift of the underground mine. In the second quarter of 2023, Panel 1 optimization studies targeted at improving Lift 1 economics were completed and in the fourth quarter of 2024, first underground development work commenced. In January 2025, Rio Tinto announced that the ramp up of the Oyu Tolgoi Lift 1

Sandstorm Gold Ltd.	20	2025 Second Quarter Report

Management's Discussion & Analysis
underground mine remains on schedule, including commissioning of ventilation Shafts 3 and 4 and other key milestones.
In February 2025, a partial final award by the international arbitration tribunal appointed in connection with Entrée's binding arbitration proceedings against OTLLC resulted in the formal execution of the joint venture agreement and the License Transfer Agreements for the Shivee Tolgoi and Javkhlant mining licenses, which were lodged with the Mongolian tax authority. Those transfers now await a confirmed tax assessment and payment before registration with the Mineral Resources and Petroleum Authority of Mongolia. Consequently, in June 2025, lateral development work on Panel 1 at Shivee Tolgoi was paused. Although work in the Hugo North Extension was slated to begin under the 2025 mine plan, it cannot proceed until the license transfers are complete. The partners are hopeful that delay will be brief, but cannot yet determine its duration.

Horne 5 Royalty	FALCO RESOURCES LTD.
The Company holds a 2% NSR on the Horne 5 deposit located in Quebec, Canada (“Horne 5”), owned by Falco Resources Ltd. (“Falco Resources”).
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne). In January 2024, Falco Resources announced that it had entered into an operating license and indemnity agreement with Glencore Canada Corporation. This is a key milestone for Falco Resources and the development of Horne 5. The terms of the agreement outline key deliverables and lines of communication between the parties to facilitate the development and ultimately the operation of Horne 5. For more information refer to www.falcores.com/en.

Robertson Royalty	BARRICK GOLD CORP.
The Company has a sliding scale NSR on the Robertson development stage deposit which is part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick Gold Corp. (“Barrick”) (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR ranges from 1.0% to 2.25% depending on the average quarterly gold price. Based on the average quarterly gold price for the three months ended June 30, 2025, the Robertson NSR would have been 2.25% if it were in production.
On November 15, 2024, the U.S. Bureau of Land Management filed a positive Record of Decision for the Robertson mine, following publication of the project’s Final Environmental Impact Statement (“EIS”) and public review period.

Sandstorm Gold Ltd.	21	2025 Second Quarter Report

Management's Discussion & Analysis

Lobo-Marte Royalty	KINROSS GOLD CORPORATION
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold, Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold, and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. In early 2025, Kinross reported that it is progressing baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project. For more information refer to www.kinross.com.

Sandstorm Gold Ltd.	22	2025 Second Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results
Quarters Ended

In $000s (except for per share and per ounce amounts)	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024

Total revenue	$51,422	$50,065	$47,400	$44,698
Attributable Gold Equivalent ounces[1]	15,098	18,492	17,721	17,359
Sales	$30,279	$33,318	$28,046	$26,693
Royalty revenue	21,143	16,747	19,354	18,005
Average realized gold price per ounce from the Company’s Gold Streams[1]	3,331	2,880	2,640	2,520
Average cash cost per attributable ounce[1]	350	371	244	305
Cash flows from operating activities	38,517	40,688	36,114	32,527
Net income	16,949	11,257	3,064	5,794
Net income attributable to Sandstorm shareholders	15,459	10,504	3,062	5,399
Basic income per share	0.05	0.04	0.01	0.02
Diluted income per share	0.05	0.04	0.01	0.02
Total assets	1,829,036	1,823,382	1,850,184	1,879,553
Total long-term liabilities	359,512	373,205	384,615	406,466
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,299	4,101	4,128	4,410
Dividends paid	4,227	4,082	4,405	4,277

In $000s (except for per share and per ounce amounts)	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023

Total revenue	$41,374	$42,811	$44,498	$41,324
Attributable Gold Equivalent ounces[1]	17,414	20,316	23,250	21,123
Sales	$25,834	$27,169	$26,412	$22,497
Royalty revenue	15,540	15,642	18,086	18,827
Average realized gold price per ounce from the Company’s Gold Streams[1]	2,313	2,062	1,948	1,919
Average cash cost per attributable ounce[1]	270	280	211	220
Cash flows from operating activities	34,385	32,352	38,741	31,947
Net income (loss)	10,502	(3,856)	24,459	14
Net income (loss) attributable to Sandstorm shareholders	10,028	(4,196)	24,239	(241)
Basic income (loss) per share	0.03	(0.01)	0.08	(0.00)
Diluted income (loss) per share	0.03	(0.01)	0.08	(0.00)
Total assets	1,889,324	1,907,863	1,931,426	1,916,819
Total long-term liabilities	414,800	442,741	461,252	466,793
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,345	4,399	4,446	4,390
Dividends paid	4,379	4,448	4,367	4,530
1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	23	2025 Second Quarter Report

Management's Discussion & Analysis
Summary of Quarterly Results

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

$44.7M
$47.4M
$54.1M
$51.4M
$50.1M
$2,520
$2,640
$2,880
$3,331
17,359oz
17,721oz
18,492oz
15,098oz
Q3
Q4
Q1
Q2

2024	2025

1.Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.

Sandstorm Gold Ltd.	24	2025 Second Quarter Report

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
June 30, 2025 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	242	$850	$—	$417	$433	$—
	Silver	529	1,718	43	709	966	1,676
Aurizona	Gold	939	3,130	—	75	3,055	2,335
Blyvoor	Gold	661	2,166	378	331	1,457	1,842
Bonikro	Gold	1,550	5,127	620	1,124	3,383	4,623
Caserones	Copper	703	3,470	—	862	2,608	2,350
Cerro Moro	Silver	1,461	4,867	1,456	1,772	1,639	3,409
Chapada	Copper	644	2,148	650	410	1,088	1,498
Fruta del Norte	Gold	923	3,074	—	425	2,649	1,976
Greenstone	Gold	1,172	3,911	802	906	2,203	3,101
Houndé	Gold	843	2,808	—	500	2,308	1,886
Mercedes	Gold	825	2,753	688	1,124	941	2,064
Relief Canyon	Gold	1,275	4,308	—	1,681	2,627	4,308
Vale Royalties	Iron Ore	330	1,100	—	486	614	2,942
Other	Gold	2,180	7,258	363	890	6,005	4,606
	Copper, Other[3]	821	2,734	285	1,322	1,127	2,232
Corporate		—	—	—	—	(8,814)	(2,331)
Consolidated		15,098	$51,422	$5,285	$13,034	$24,289	$38,517
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $0.7 million from copper and $0.2 million from other base metals.
3.Includes revenue from copper of $0.4 million, diamonds of $0.8 million and other base metals of $1.5 million.

Q2 2025
Attributable Gold Equivalent Ounces by Region

North America

Canada

South America

Other

Q2 2025 Attributable Gold Equivalent Ounces by Region Q2 2025 Attributable Gold Equivalent Ounces by Metal North America Canada South America Other 21% 19% 34% 45% Precious Metals Base Metals and other Copper 18% 11% 82%

Q2 2025
Attributable Gold Equivalent Ounces by Metal

Precious Metals

Base Metals and other

Copper

FY 2023 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 14% 13% 39% 47% FY 2023
Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Copper Diamonds 2% 71% 27% 19%

Sandstorm Gold Ltd.	25	2025 Second Quarter Report

Management's Discussion & Analysis
Q2 2025
Attributable Gold Equivalent Ounces by Asset
The Company’s operating segments for the three months ended
June 30, 2024 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Loss on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	552	$1,272	$—	$756	$—	$516	$222
	Silver	474	1,102	28	572	—	502	1,074
Aurizona	Gold	517	1,196	—	39	—	1,157	2,486
Blyvoor	Gold	614	1,433	351	333	—	749	1,181
Bonikro	Gold	1,338	3,137	535	1,430	—	1,172	2,601
Caserones	Copper	983	3,369	—	1,005	—	2,364	2,094
Cerro Moro	Silver	1,660	3,839	1,154	1,589	—	1,096	2,684
Chapada	Copper	1,717	3,971	1,186	704	—	2,081	2,785
Fruta del Norte	Gold	983	2,274	—	431	—	1,843	1,300
Houndé	Gold	729	1,687	—	408	—	1,279	2,136
Mercedes	Gold	1,100	2,546	626	1,297	—	623	2,068
Relief Canyon	Gold	2,553	5,829	—	2,995	—	2,834	5,829
Vale Royalties	Iron Ore	400	925	—	512	—	413	3,282
Other	Gold	1,975	4,584	495	516	—	3,573	3,841
	Copper, Other[3]	1,819	4,210	320	1,887	3,424	(1,421)	2,358
Corporate		—	—	—	—	—	(4,589)	(1,556)
Consolidated		17,414	$41,374	$4,695	$14,474	$3,424	$14,192	$34,385
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $1.0 million from copper and $0.3 million from other base metals.
3.Includes revenue from copper of $1.4 million, other base metals of $2.0 million and diamonds of $0.8 million.

Sandstorm Gold Ltd.	26	2025 Second Quarter Report

Management's Discussion & Analysis
Three Months Ended June 30, 2025
Compared to the Three Months Ended
June 30, 2024
For the three months ended June 30, 2025, net income and cash flows from operating activities were $16.9 million and $38.5 million, respectively, compared with net income of $10.5 million and cash flows from operating activities of $34.4 million for the comparable period in 2024. The increase is due to a combination of factors including:
•A $10.0 million increase in revenue described in greater detail below; and
•A $2.5 million decrease in finance expense as a result of repayments of the Company's revolving credit facility ("Revolving Facility") which had an outstanding balance of $315 million as at June 30, 2025 reduced from $388 million as at June 30, 2024.
Partially offset by:
•A $3.7 million increase in income tax expense largely driven by the increase in net income; and
•A $2.2 million decrease in the gains recognized on the revaluation of the Company’s investments driven by changes in the fair value of investments in debentures.
For the three months ended June 30, 2025, revenue was $51.4 million compared with $41.4 million for the comparable period in 2024. The increase is attributable to a 44% increase in the average realized selling price of gold; partially offset by a 13% decrease in Attributable Gold Equivalent ounces1 sold. In particular, the increase in revenue was driven by:
•A $3.9 million increase in Revenue attributable to the Company's Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024;
•A $2.0 million increase in revenue from the Company's Bonikro Gold Stream partially due to a 16% increase in attributable gold equivalent ounces sold;
•A $1.9 million increase in revenue attributable to the Company's Aurizona royalty. Revenue in the prior period was impacted by a geotechnical event at the mine leading to a pause in mining which resumed as of December 31, 2024;
•A $1.6 million increase in revenue attributable to the Company's Gualcamayo Royalty over production from the oxides; in the first quarter of 2025 production from the oxides surpassed 396,000 ounces and therefore the Company's Gualcamayo royalty entitlement increased from a 1% NSR to 3% NSR as further described in the Gualcamayo asset description included earlier;
•A $1.1 million increase in revenue attributable to the Company's Houndé royalty partially as a result of increased mining on areas of the property subject to the Company's royalty; and

Sandstorm Gold Ltd.	27	2025 Second Quarter Report

Management's Discussion & Analysis
•A $1.0 million increase in revenue attributable to the Cerro Moro silver Stream primarily due to an increase in the average realized selling price of silver which increased from an average of $27.76 per ounce during the three months ended June 30, 2024 to an average of $30.38 per ounce during the equivalent period in 2025.
Partially offset by:
•A $1.8 million decrease in revenue attributable to the Chapada copper Stream primarily due to (i) a 43% decrease in the number of pounds of copper sold due to lower grades as a result of mine sequencing partially offset by higher throughput; and (ii) a decrease in the average realized selling price of copper which decreased from an average of $4.22 per pound during the three months ended June 30, 2024 to an average of $3.97 per pound during the equivalent period in 2025; and
•A $1.5 million decrease in revenue from the Company's Relief Canyon Gold Stream primarily due to the timing of deliveries. In the three month ended June 30, 2024, revenue included the sale of approximately 1,100 ounces of gold that were in inventory as of March 31, 2024, in addition to the then quarterly entitlement of 1,476 ounces. In the current quarter, sales comprise only the existing entitlement of 1,275 ounces under the Stream.
1.Refer to section on non-IFRS and other measures of this MD&A.
Six Months Ended June 30, 2025
Compared to the Six Months Ended
June 30, 2024
For the six months ended June 30, 2025, net income and cash flows from operating activities were $28.2 million and $79.2 million, respectively, compared with net income of $6.6 million and cash flows from operating activities of $66.7 million for the comparable period in 2024. The increase is due to a combination of factors including:
•A $17.3 million increase in revenue described in greater detail below;
•A $5.0 million decrease in finance expense as a result of repayments of the Company's Revolving Facility which had an outstanding balance of $315 million as at June 30, 2025 reduced from $388 million as at June 30, 2024;
•A $4.1 million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold; and
•A $3.3 million increase in the gains recognized on the revaluation of the Company’s investments driven by changes in the fair value of investments in debentures.
Partially offset by:
•A $5.9 million increase in income tax expense largely driven by the increase in net income.

Sandstorm Gold Ltd.	28	2025 Second Quarter Report

Management's Discussion & Analysis
For the six months ended June 30, 2025, revenue was $101.5 million compared with $84.2 million for the comparable period in 2024. The increase is attributable to a 42% increase in the average realized selling price of gold partially offset by a 15% decrease in Attributable Gold Equivalent ounces1 sold excluding attributable ounces related to contractual payments which are included in Other Income. In particular, the increase in revenue was driven by:
•A $7.5 million increase in Revenue attributable to the Company's Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024;
•A $2.0 million increase in revenue attributable to the Company's Aurizona royalty. Revenue in the six months ended June 2024 was impacted by a geotechnical event at the mine leading to a pause in mining which resumed as of December 31, 2024;
•A $1.8 million increase in revenue attributable to the Company's Fruta del Norte royalty largely due to gold price increases in the period;
•A $1.6 million increase in revenue attributable to the Antamina segment primarily due to a 16% increase in silver deliveries related to the Antamina silver Stream;
•A $1.7 million increase in revenue attributable to the Cerro Moro silver Stream primarily due to an increase in the average realized selling price of silver which increased from an average of $24.96 per ounce during the six months ended June 30, 2024 to an average of $30.31 per ounce during the equivalent period in 2025; and
•A $1.6 million increase in revenue attributable to the Chapada copper Stream primarily due to (i) an 11% increase in the number of pounds of copper sold; and (ii) an increase in the average realized selling price of copper which increased from an average of $3.96 per pound during the six months ended June 30, 2024 to an average of $4.20 per pound during the equivalent period in 2025.
1.Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended June 30, 2025
Compared to the Other Quarters Presented
For the three months ended June 30, 2025, revenue was $51.4 million. When comparing revenue for the three months ended June 30, 2025 with the other quarters presented, the following items impact comparability:
•Greenstone Gold Stream: Equinox poured its first gold at the Greenstone mine in May 2024, and began deliveries under the Gold Stream in the third quarter of 2024, contributing $3.9 million in revenue for the three months ended June 30, 2025, $3.6 million for the three months ended March 31, 2025, $2.1 million for the three months ended December 31, 2024 and $2.9 million for the three months ended September 30, 2024.
•Mercedes Mine Streams: The Mercedes Mine Streams, which began delivering under the Gold Stream in April 2022, with additional deliveries received from assets acquired through the acquisition of Nomad Royalty Company, were amended in the first quarter of 2024, contributing $2.8 million in revenue for the three

Sandstorm Gold Ltd.	29	2025 Second Quarter Report

Management's Discussion & Analysis
months ended June 30, 2025, compared to $2.4 million for the three months ended March 31, 2025, $2.2 million for the three months ended December 31, 2024, $2.1 million for the three months ended September 30, 2024, $2.5 million for the three months ended June 30, 2024, $2.7 million for the three months ended March 31, 2024, $6.5 million for the three months ended December 31, 2023, and $5.8 million for the three months ended September 30, 2023.
•Antamina Royalty and Silver Stream: Acquired in July 2022 and June 2023, respectively, the Antamina royalty and silver stream contributed $2.6 million in revenue for the three months ended June 30, 2025, compared to $1.7 million for the three months ended March 31, 2025, $1.3 million for the three months ended December 31, 2024, $4.1 million for the three months ended September 30, 2024, $2.4 million for the three months ended June 30, 2024, $0.3 million for the three months ended March 31, 2024, $1.6 million for the three months ended December 31, 2023, and $3.4 million for the three months ended September 30, 2023.
•Bonikro Stream: Acquired in August 2022, the Bonikro stream contributed $5.1 million in revenue for the three months ended June 30, 2025, compared to $4.6 million for the three months ended March 31, 2025, $4.6 million for the three months ended December 31, 2024, $3.5 million for the three months ended September 30, 2024, $3.1 million for the three months ended June 30, 2024, $5.7 million for the three months ended March 31, 2024, $2.1 million for the three months ended December 31, 2023, and $1.8 million for the three months ended September 30, 2023.
When comparing net income of $16.9 million and cash flows from operating activities of $38.5 million for the three months ended June 30, 2025, with net income and cash flows from operating activities for the other quarters presented, the following items impact comparability:
•A one-time $4 million payment received in the first quarter of 2025 as part of an option agreement with Vatukoula Gold Mines PTE Limited related to the Vatukoula Gold Stream;
•The Company recognized $6.5 million in finance expense for the three months ended June 30, 2025, compared to $6.9 million for the three months ended March 31, 2025, $8.0 million for the three months ended December 31, 2024, $8.7 million for the three months ended September 30, 2024, $9.0 million for the three months ended June 30, 2024, $9.4 million for the three months ended March 31, 2024, $10.0 million for the three months ended December 31, 2023, and $9.8 million for the three months ended September 30, 2023. This expense primarily relates to interest paid on the Company's Revolving Facility, which was drawn down in the third and fourth quarters of 2022 to finance the acquisition of Nomad Royalty Company and the acquisition of the BaseCore Metals LP stream and royalty package. The overall interest expense has been trending downward due to the Company's ongoing optional repayments of the Revolving Facility made each quarter;
•The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Company’s debentures including the Horizon Copper debentures, Bear Creek debentures and until recently, the Americas Gold convertible debenture and the Versamet Royalties Corporation ("Versamet") debenture. These gains and losses were recognized as follows:
–During the three months ended June 30, 2025, a gain of $5.2 million was recognized;
–During the three months ended March 31, 2025, a loss of $0.6 million was recognized;
–During the three months ended December 31, 2024, a loss of $2.1 million was recognized;
–During the three months ended September 30, 2024, a loss of $3.8 million was recognized;
–During the three months ended June 30, 2024, a gain of $7.4 million was recognized;
–During the three months ended March 31, 2024, a loss of $6.1 million was recognized;

Sandstorm Gold Ltd.	30	2025 Second Quarter Report

Management's Discussion & Analysis
–During the three months ended December 31, 2023, a gain of $21.4 million was recognized; and
–During the three months ended September 30, 2023, a loss of $4.0 million was recognized.
1.Refer to section on non-IFRS and other measures of this MD&A.
Change in Total Assets
Total assets increased by $5.7 million from March 31, 2025 to June 30, 2025 due to cash flows from operating activities; partially offset by cash outflows used in financing activities and depletion expense. Total assets decreased by $26.8 million from December 31, 2024 to March 31, 2025 as a result of (i) cash outflows used in financing activities; (ii) depletion expense; and (iii) the disposition of the Vatukoula Stream described earlier; partially offset by cash flows from operating activities. Total assets decreased by $29.4 million from September 30, 2024 to December 31, 2024 as a result of cash outflows used in financing activities and depletion expense; partially offset by cash flows from operating activities. Total assets decreased by $9.8 million from June 30, 2024 to September 30, 2024 as a result of cash outflows used in financing activities and depletion expense; partially offset by cash flows from operating activities. Total assets decreased by $18.5 million from March 31, 2024 to June 30, 2024 as a result of depletion expense and the repayment of $27.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by (i) cash flows from operating activities and (ii) gains on the revaluation of the Company's investments. Total assets decreased by $23.6 million from December 31, 2023 to March 31, 2024 as a result of depletion expense and the repayment of $20.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by cash flows from operating activities. In June 2024, Versamet settled the remaining balance of its debenture due to Sandstorm by issuing common shares to Sandstorm with a fair value of $14.2 million in accordance with the terms of the debenture agreement. Total assets increased by $14.6 million from September 30, 2023 to December 31, 2023 as a result of (i) cash flow from operating activities; (ii) the recognition of a right of use asset related to the Company's office lease; and (iii) gains on the revaluation of the Company's investments; partially offset by (i) the repayment of $21.0 million in debt outstanding on the Company's Revolving Facility and (ii) depletion expense.

Sandstorm Gold Ltd.	31	2025 Second Quarter Report

Management's Discussion & Analysis
Non-IFRS and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests; (ii) Attributable Gold Equivalent ounce; (iii) average cash cost per Attributable Gold Equivalent ounce; (iv) cash operating margin; and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.
i)Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1
In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Total Revenue	$51,422	$41,374	$101,487	$84,185
Add:
Contractual income from streams, royalties and other interests[1]	—	—	4,000	—
Equals:
Total Sales, Royalties, and Income from other interests	$51,422	$41,374	$105,487	$84,185
1.During the three months ended March 31, 2025, the Company received a one-time $4 million payment as part of an option agreement with Vatukoula Gold Mines PTE Limited related to the Vatukoula Gold Stream.

Sandstorm Gold Ltd.	32	2025 Second Quarter Report

Management's Discussion & Analysis
ii)Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Total Sales, Royalties, and Income from other interests	$51,422	$41,374	$105,487	$84,185
Less:
Revenue attributable to non-controlling interest	1,127	1,095	1,939	2,017
Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$50,295	$40,279	$103,548	$82,168
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	3,331	2,313	3,083	2,178
Equals:
Total Attributable Gold Equivalent ounces[1]	15,098	17,414	33,590	37,730
1.Recalculated totals may differ due to rounding.

iii)Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

Sandstorm Gold Ltd.	33	2025 Second Quarter Report

Management's Discussion & Analysis

Figure 1.3
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Cost of Sales, excluding depletion[1]	$5,285	$4,695	$12,144	$10,384
Divided by:
Total Attributable Gold Equivalent ounces sold	15,098	17,414	33,590	37,730
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$350	$270	$362	$275
1.Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity Streams.

iv)Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company's Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
v)Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
(In $000s)	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Cash flows from operating activities	$38,517	$34,385	$79,205	$66,737
Less:
Changes in non-cash working capital	808	1,821	687	1,619
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$37,709	$32,564	$78,518	$65,118

Sandstorm Gold Ltd.	34	2025 Second Quarter Report

Management's Discussion & Analysis
Liquidity and Capital Resources
As of June 30, 2025, the Company had cash and cash equivalents of $6.6 million (December 31, 2024 — $4.4 million) and working capital (current assets less current liabilities) of $23.4 million (December 31, 2024 — $15.5 million). As of the date of the MD&A, $315 million remains outstanding under the Company’s Revolving Facility and the undrawn and available balance remaining is $310 million.
During the six months ended June 30, 2025, the Company generated cash flows from operating activities of $79.2 million compared with $66.7 million during the comparable period in 2024. When comparing the change, the primary drivers were an increase in the average realized selling price of gold partially offset by a decrease in the number of Attributable Gold Equivalent ounces sold.
During the six months ended June 30, 2025, the Company had net cash inflows from investing activities of $7.6 million which were primarily the result of (i) cash receipts of $10.0 million received as part of the disposition of the Vatukoula stream and (ii) cash receipts of $7.9 million related to the disposition of non-core investments; partially offset by $9.8 million in cash outflows related to the acquisition of investments and other assets. During the six months ended June 30, 2024, the Company had net cash inflows from investing activities of $10.5 million which were primarily the result of cash receipts of $7.8 million related to the sale of investments and $14.4 million related to the sale of a package of royalties to Evolve, net of transaction costs, both as part of the Company’s strategy of monetizing its non-core assets; partially offset by the acquisition of Stream, royalty and other interests.
During the six months ended June 30, 2025, the Company had net cash outflows from financing activities of $84.7 million primarily related to (i) the repayment of $61.0 million on its revolving credit facility; (ii) interest payments of $12.9 million; (iii) dividend payments of $8.3 million; and (iv) $21.2 million in repurchases of the Company's shares in accordance with its normal course issuer bid; partially offset by a $21.0 million draw down on its revolving credit facility. During the six months ended June 30, 2024, the Company had net cash outflows from financing activities of $77.5 million primarily related to (i) the repayment of $52.0 million on its revolving credit facility; (ii) interest payments of $16.6 million; and (iii) dividend payments of $8.8 million; partially offset by a $5.0 million draw down on its revolving credit facility.

Sandstorm Gold Ltd.	35	2025 Second Quarter Report

Management's Discussion & Analysis
Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$613
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,312 ounces over approximately 8 years and 4% thereafter	Varies
Santa Elena[1]	20%	$487
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Woodlawn[14]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

Sandstorm Gold Ltd.	36	2025 Second Quarter Report

Management's Discussion & Analysis
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver Stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper Stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver Stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. Beginning on the fifth anniversary of the start of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.For the Woodlawn silver Stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). Subsequent to June 30, 2025 and up to the date of this MD&A, Sandstorm advanced $8 million under the Horizon Copper facility. In March 2025, the Company amended both the Antamina and Hod Maden promissory notes to grant Horizon the option to extend the maturity date in two-year intervals, provided that cash flows from the respective assets are used to repay any remaining principal amounts.

Sandstorm Gold Ltd.	37	2025 Second Quarter Report

Management's Discussion & Analysis
Prior to the amendment, the Antamina promissory note bore interest at a fixed rate of 3%. Under the amended terms, if the extension option is exercised, interest on the Antamina note will be payable quarterly at SOFR plus 2.5%–3.5%, beginning June 15, 2033.
Across its current streaming agreements, the Company has committed, subject to certain conditions and the partners' continued good standing, to provide up to a maximum of $7.6 million in financing annually over the next three years, if required.
In the second quarter of 2025 the Company agreed to make up to $6.5 million in additional credit available to Bear Creek Mining Corporation to be drawn in monthly installments of up to $0.6 million for working capital purposes, subject to certain conditions. The terms of the additional credit facility are substantially similar to those of the existing Bear Creek note, including a maturity date of September 22, 2028, and an interest rate of 7% per annum. As of the date of this MD&A, the Company has advanced $3.6 million to Bear Creek under this facility.
In addition to its current leased office space, the Company is party to a 15-year lease for office space, a portion of which has not yet commenced. The Company has entered into agreements to fully sublet the space upon commencement. Under the terms of this agreement the minimum lease payments for the portion of the lease which has not yet commenced total approximately $12.4 million over the remaining 14.5 year term. As the lease has been sublet in full, the Company has no material net occupancy exposure under the arrangement.
Share Capital
As of August 7, 2025, the Company had 293,157,955 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
Under the Company's normal course issuer bid ("NCIB") the Company is able, until March 26, 2026, to purchase up to 20.0 million of its common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the six months ended June 30, 2025 and under the Company’s current and previous NCIB, the Company purchased and cancelled approximately 3.3 million common shares for $21.2 million.
During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In June 2025 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of July 15, 2025. The full amount of the dividend of $4.3 million was paid in cash in July 2025.

Sandstorm Gold Ltd.	38	2025 Second Quarter Report

Management's Discussion & Analysis
A summary of the Company’s share purchase options as of August 7, 2025 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)

2025	2,797,000	2,797,000	9.43
2026	2,930,000	2,930,000	7.18
2027	4,224,333	2,814,005	7.12
2028	4,091,417	1,357,146	6.53
	14,042,750	9,898,151	7.71[1]
1.Weighted average exercise price of options that are exercisable.
As of August 7, 2025, the Company had 2,418,817 restricted share rights outstanding.
Key Management Personnel Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Salaries and benefits	$524	$388	$1,029	$782
Share-based payments	992	1,249	1,966	2,499
Total key management compensation expense	$1,516	$1,637	$2,995	$3,281

Sandstorm Gold Ltd.	39	2025 Second Quarter Report

Management's Discussion & Analysis
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in investments, trade payables and other, lease liabilities, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade payables and other, and bank debt approximate their carrying values at June 30, 2025.
Sandstorm also holds common shares of Versamet (previously called Sandbox Royalties Corp.) and Horizon Copper. As a result of these equity ownership positions being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, net investment in sublease, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper and Bear Creek are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

Sandstorm Gold Ltd.	40	2025 Second Quarter Report

Management's Discussion & Analysis
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended June 30, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $0.8 million and would have resulted in additional revaluation gains (losses) on the Company’s investments in debentures of $3.7 million, both recorded in net income.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2025, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.3 million and would not have a material impact on other comprehensive income.
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at June 30, 2025 of $243.3 million (December 31, 2024 — $235.7 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at June 30, 2025, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $2.1 million and would not have a material impact on net income.

Sandstorm Gold Ltd.	41	2025 Second Quarter Report

Management's Discussion & Analysis
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 31, 2025, which is available on www.sedarplus.ca.
The Chapada Mine, the Cerro Moro Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Lobo-Marte Project, the Houndé Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.
No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such

Sandstorm Gold Ltd.	42	2025 Second Quarter Report

Management's Discussion & Analysis
properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.
International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d'Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not

Sandstorm Gold Ltd.	43	2025 Second Quarter Report

Management's Discussion & Analysis
limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to SSR Mining and Lidya, its cooperation, its intention to pursue project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, Lidya and its related entities or SSR Mining. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.
Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2021-2022 taxation years are under income tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been

Sandstorm Gold Ltd.	44	2025 Second Quarter Report

Management's Discussion & Analysis
entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount. However, if the CRA were to maintain and apply this methodology to future taxation years, it could result in increased income tax being payable.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of

Sandstorm Gold Ltd.	45	2025 Second Quarter Report

Management's Discussion & Analysis
information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Sandstorm Gold Ltd.	46	2025 Second Quarter Report

Management's Discussion & Analysis
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s Revolving Facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including recently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and

Sandstorm Gold Ltd.	47	2025 Second Quarter Report

Management's Discussion & Analysis
disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
Additional risk factors with respect to the Sandstorm Transaction include: (i) the possibility that the Sandstorm Transaction or the Horizon Transaction will not be completed on their terms and conditions, or on the timing, currently contemplated, and that they may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Sandstorm Transaction or the Horizon Transaction or for other reasons; (ii) the negative impact that the failure to complete the Sandstorm Transaction for any reason could have on the price of the Sandstorm Shares or on its business; (iii) the failure to realize the expected benefits of the Sandstorm Transaction; (iv) the restrictions imposed on Sandstorm while the Sandstorm Transaction is pending; (v) significant transaction costs or unknown liabilities; and, (vi) risks related to the diversion of management’s attention from Sandstorm’s ongoing business operations while the Sandstorm Transaction is pending.
In addition to these risks, the business is subject to risks arising from global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments. Although the Company does not directly engage in manufacturing or distribution, our royalty and streaming revenues and production are derived from underlying operators who could be adversely affected by such trade policies. For example, tariffs on imported raw materials or components may increase the operating costs for our partners, disrupt supply chains, or reduce production volumes, which in turn could delay or diminish our royalty payments or production under our streaming agreements. The effect of evolving trade policies may exacerbate the uncertainties affecting the operators underlying our assets.

Sandstorm Gold Ltd.	48	2025 Second Quarter Report

Management's Discussion & Analysis
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2024 annual consolidated financial statements describe all of the material accounting policies as well as the significant judgments and estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting includes:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

Sandstorm Gold Ltd.	49	2025 Second Quarter Report

Management's Discussion & Analysis
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.
The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Changes in Internal Controls
There were no changes in internal controls of the Company during the three and six months ended June 30, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Sandstorm Gold Ltd.	50	2025 Second Quarter Report

Management's Discussion & Analysis
Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, Hod Maden Project, Platreef, Greenstone Mine, Robertson, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the terms of the earn-in milestone payments of SSR Mining's agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2024 available at www.sedarplus.ca and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the completion of the Transactions and the timing thereof, the realization of synergies and expected premiums in connection with the Transactions, the identification of future accretive opportunities, permitting requirements and timelines, the future price of the Royal Gold Shares, the results of any preliminary economic assessment, Pre-Feasibility Study or Feasibility Study, the receipt of required approvals for the Transaction, the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Sandstorm Transaction, the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Sandstorm provides certain links to websites in this MD&A, including www.sandstormgold.com. No such websites are incorporated by reference herein.
Imola Götz, the Vice President, Mining and Engineering of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the scientific and technical information disclosed in this document.

Sandstorm Gold Ltd.	51	2025 Second Quarter Report

Condensed Consolidated Interim Financial Statements
(Unaudited) For the Period Ended June 30, 2025

Condensed Consolidated Interim Statements of Financial Position	(unaudited) Expressed in U.S. Dollars ($000s)

ASSETS	Note	June 30, 2025	December 31, 2024
Current
Cash and cash equivalents		$6,595	$4,395
Trade and other receivables		25,011	19,955
Short-term investments	6	8,179	7,123
Other current assets		440	212
		$40,225	$31,685
Non-Current
Stream, royalty and other interests	4	$1,449,504	$1,489,353
Investments in associates	5	71,094	72,292
Investments	6	235,157	228,548
Other long-term assets		33,056	28,306
Total assets		$1,829,036	$1,850,184

LIABILITIES
Current
Trade payables and other		$16,787	$16,227
Non-Current
Bank debt		$315,000	$355,000
Deferred income tax and lease liabilities		44,512	29,615
Total liabilities		$376,299	$400,842

EQUITY
Share capital	8	$1,284,821	$1,302,785
Reserves		35,867	32,987
Retained earnings		137,491	119,928
Accumulated other comprehensive loss		(30,012)	(30,029)
Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,428,167	$1,425,671
Non-controlling interests		24,570	23,671
Total liabilities and equity		$1,829,036	$1,850,184
Commitments and contingencies (note 12)
Subsequent event (note 14)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director

Sandstorm Gold Ltd.	53	2025 Second Quarter Report

Condensed Consolidated Interim Statements of Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Sales	13	$30,279	$25,834	$63,597	$53,003
Royalty revenue	13	21,143	15,540	37,890	31,182
Total revenue		$51,422	$41,374	$101,487	$84,185

Cost of sales, excluding depletion	13	5,285	4,695	12,144	10,384
Depletion	13	13,034	14,474	27,179	31,231
Total cost of sales		$18,319	$19,169	$39,323	$41,615

Gross profit		$33,103	$22,205	$62,164	$42,570

Expenses and other (income)
Administration expenses[1]	9	$3,648	$4,277	$7,207	$8,299
Project evaluation[1] and transaction costs		3,436	1,741	4,986	3,414
Finance expense		6,453	8,972	13,318	18,340
Gain on revaluation of investments	6	(5,192)	(7,435)	(4,616)	(1,322)
Loss (gain) on disposal, impairment and contractual income from Stream, royalty and other interests	4	—	3,424	(752)	3,828
Other		469	(2,966)	376	(4,162)
Income before taxes		$24,289	$14,192	$41,645	$14,173

Current income tax expense		3,303	2,498	5,760	5,301
Deferred income tax expense		4,037	1,192	7,679	2,226
Total income tax expense	7	$7,340	$3,690	$13,439	$7,527

Net income for the period		$16,949	$10,502	$28,206	$6,646

Net income for the period attributable to:
Sandstorm Gold Ltd.’s shareholders		$15,459	$10,028	$25,963	$5,832
Non-controlling interests		1,490	474	2,243	814
Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:
Basic earnings per share		$0.05	$0.03	$0.09	$0.02
Diluted earnings per share		$0.05	$0.03	$0.09	$0.02
Weighted average number of common shares outstanding
Basic	8 (b)	293,185,771	297,831,968	294,176,928	297,823,823
Diluted	8 (b)	300,415,890	299,817,720	300,125,664	299,685,614
1.Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,590	$1,990	$3,153	$3,979
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	54	2025 Second Quarter Report

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	(unaudited) Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Net income for the period		$16,949	$10,502	$28,206	$6,646

Other comprehensive (loss) income for the period
Items that may subsequently be reclassified to net income:
Currency translation differences		$(6)	$130	$397	$21
Items that will not subsequently be reclassified to net income:
Gain (loss) on FVTOCI investments and other		3,335	2,367	(377)	5,096
Tax recovery (expense) on FVTOCI investments		259	285	(3)	(98)
Total other comprehensive income for the period		$3,588	$2,782	$17	$5,019
Total comprehensive income for the period		$20,537	$13,284	$28,223	$11,665
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	55	2025 Second Quarter Report

Condensed Consolidated Interim Statements of Cash Flow	(unaudited) Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

OPERATING ACTIVITIES
Net income for the period		$16,949	$10,502	$28,206	$6,646
Items not affecting cash:
Depletion and depreciation		$13,569	$14,961	$28,249	$32,245
Interest expense and financing amortization		6,426	8,952	13,251	18,287
Deferred income tax expense		4,037	1,192	7,679	2,226
Gain on revaluation of investments		(5,192)	(7,435)	(4,616)	(1,322)
Share-based payments		1,590	1,990	3,153	3,979
Unrealized foreign exchange loss (gain)		741	(176)	586	(660)
Loss on disposal and impairment of Stream, royalty and other interests		—	3,424	3,248	3,828
Other		(411)	(846)	(1,238)	(111)
Changes in non-cash working capital	10	808	1,821	687	1,619
		$38,517	$34,385	$79,205	$66,737

INVESTING ACTIVITIES
Proceeds from disposal of investments and other		$5,971	$753	$7,923	$7,792
Acquisition of investments and other assets		(2,853)	(544)	(9,824)	(2,962)
Acquisition of Stream, royalty, and other interests		(384)	(5,211)	(523)	(8,681)
Proceeds from disposal of Stream, royalty and other interests	4	—	14,369	10,000	14,369
		$2,734	$9,367	$7,576	$10,518

FINANCING ACTIVITIES
Bank debt repaid		$(25,000)	$(30,000)	$(61,000)	$(52,000)
Bank debt drawn		—	3,000	21,000	5,000
Interest paid		(5,466)	(6,649)	(12,865)	(16,620)
Dividends paid		(4,227)	(4,379)	(8,309)	(8,827)
Redemption of common shares (normal course issuer bid) and other		(3,512)	(4,084)	(23,480)	(5,064)
		$(38,205)	$(42,112)	$(84,654)	$(77,511)

Effect of exchange rate changes on cash and cash equivalents		$28	$(13)	$73	$(55)
Net increase (decrease) in cash and cash equivalents		$3,074	$1,627	$2,200	$(311)
Cash and cash equivalents — beginning of the period		3,521	3,065	4,395	5,003
Cash and cash equivalents — end of the period		$6,595	$4,692	$6,595	$4,692
Supplemental cash flow information (note 10)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	56	2025 Second Quarter Report

Condensed Consolidated Interim Statements of Changes in Equity	(unaudited) Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants, Restricted Share Rights and Performance Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2024		297,666,238	$1,312,352	$28,716	$122,917	$(34,984)	$1,429,001	$24,980	$1,453,981
Options exercised		242,000	1,438	(1,140)	—	—	298	—	298
Vesting of restricted share rights		26,667	157	(157)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(457,125)	(2,549)	—	—	—	(2,549)	—	(2,549)
Share-based payments		—	—	3,979	—	—	3,979	—	3,979
Share issuance costs		—	(126)	—	—	—	(126)	—	(126)
Dividends declared		—	—	—	(8,744)	—	(8,744)	(1,318)	(10,062)
Total comprehensive income		—	—	—	5,832	5,019	10,851	814	11,665
At June 30, 2024		297,477,780	$1,311,272	$31,398	$120,005	$(29,965)	$1,432,710	$24,476	$1,457,186
Options exercised		—	(1)	—	—	—	(1)	—	(1)
Vesting of restricted share rights		431,427	2,283	(2,283)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(1,508,800)	(8,303)	—	—	—	(8,303)	—	(8,303)
Automatic Share Purchase Plan liability		—	(2,641)	—	—	—	(2,641)	—	(2,641)
Share-based payments		—	—	3,872	—	—	3,872	—	3,872
Share issuance costs		—	175	—	—	—	175	—	175
Dividends declared		—	—	—	(8,538)	—	(8,538)	(1,202)	(9,740)
Total comprehensive income (loss)		—	—	—	8,461	(64)	8,397	397	8,794
At December 31, 2024		296,400,407	$1,302,785	$32,987	$119,928	$(30,029)	$1,425,671	$23,671	$1,449,342
Options exercised		69,667	464	(94)	—	—	370	—	370
Vesting of restricted share rights		27,500	179	(179)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(3,339,619)	(21,248)	—	—	—	(21,248)	—	(21,248)
Movement in Automatic Share Purchase Plan liability	8 (a)	—	2,641	—	—	—	2,641	—	2,641
Share-based payments		—	—	3,153	—	—	3,153	—	3,153
Dividends declared		—	—	—	(8,400)	—	(8,400)	(1,344)	(9,744)
Total comprehensive income		—	—	—	25,963	17	25,980	2,243	28,223
At June 30, 2025		293,157,955	$1,284,821	$35,867	$137,491	$(30,012)	$1,428,167	$24,570	$1,452,737
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sandstorm Gold Ltd.	57	2025 Second Quarter Report

Financial Statements
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
June 30, 2025 | Expressed In U.S. Dollars
1.Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on August 7, 2025.
2.Summary of Material Accounting Policies
AStatement of Compliance
These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Sandstorm Gold Ltd.	58	2025 Second Quarter Report

Financial Statements
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The Company’s interim results are not necessarily indicative of its results for a full year.
BBasis of Presentation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.
3.Financial Instruments
ACapital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At June 30, 2025, the capital structure of the Company consisted of $1,428.2 million (December 31, 2024 — $1,425.7 million) of equity attributable to common shareholders, comprising issued share capital (note 8), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the revolving credit facility agreement governing bank debt. The Company was in compliance with the debt covenants as at June 30, 2025.
BFair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.
Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not

Sandstorm Gold Ltd.	59	2025 Second Quarter Report

Financial Statements
listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level 3 | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025 and December 31, 2024.
As at June 30, 2025:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$8,179	$—	$8,179	$—
LONG-TERM INVESTMENTS
Common shares held	$20,825	$20,825	$—	$—
Warrants and other	3,695	—	3,695	—
Convertible debt	210,637	—	210,637	—
	$243,336	$20,825	$222,511	$—

As at December 31, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$6,891	$—	$6,891	$—
LONG-TERM INVESTMENTS
Common shares held	$18,507	$18,507	$—	$—
Warrants and other	2,286	—	2,286	—
Convertible debt	207,755	—	207,755	—
	$235,439	$18,507	$216,932	$—

Sandstorm Gold Ltd.	60	2025 Second Quarter Report

Financial Statements
The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade payables and other, approximate their carrying values at June 30, 2025 and December 31, 2024 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2025 and the year ended December 31, 2024.
CCredit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, net investment in sublease and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company's cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”) and Bear Creek Mining Corporation (“Bear Creek”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
DLiquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at June 30, 2025, the Company had cash and cash equivalents of $6.6 million (December 31, 2024 — $4.4 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable due from other companies with a combined fair market value as at June 30, 2025 of $243.3 million (December 31, 2024 — $235.7 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company's trade payables and other are due within one year.

Sandstorm Gold Ltd.	61	2025 Second Quarter Report

Financial Statements
EMarket Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended June 30, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $0.8 million and would have resulted in additional revaluation gains (losses) on the Company’s investments in debentures of $3.7 million, both recorded in net income.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease liabilities and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2025, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.3 million and would not have a material impact on other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events. Based on the Company's investments held as at June 30, 2025, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $2.1 million and would not have a material impact on net income.

Sandstorm Gold Ltd.	62	2025 Second Quarter Report

Financial Statements
4.Stream, Royalty and Other Interests
ACarrying Amount
As of and for the six months ended June 30, 2025:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount

Antamina, Peru	$187,682	$—	$187,682	$8,118	$2,346	$—	$10,464	$177,218
Aurizona, Brazil	11,091	—	11,091	4,012	140	—	4,152	6,939
Blyvoor, South Africa	106,332	—	106,332	3,172	591	—	3,763	102,569
Bonikro, Côte d'Ivoire	37,773	—	37,773	15,710	2,546	—	18,256	19,517
Caserones, Chile	82,678	—	82,678	11,212	1,772	—	12,984	69,694
Cerro Moro, Argentina	74,261	—	74,261	65,774	3,705	—	69,479	4,782
Chapada, Brazil	69,561	—	69,561	28,356	1,876	—	30,232	39,329
Fruta del Norte, Ecuador	33,268	—	33,268	10,027	897	—	10,924	22,344
Greenstone, Canada	107,240	—	107,240	1,527	1,886	—	3,413	103,827
Hod Maden, Türkiye	207,007	—	207,007	—	—	—	—	207,007
Horne 5, Canada	78,934	—	78,934	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	19,529	711	—	20,240	24,880
Hugo North Extension and Heruga, Mongolia	35,388	—	35,388	—	—	—	—	35,388
Mercedes, Mexico	50,450	85	50,535	21,968	2,248	—	24,216	26,319
Platreef, South Africa	187,000	—	187,000	—	—	—	—	187,000
Relief Canyon, USA	47,962	1	47,963	27,874	3,362	—	31,236	16,727
Vale Royalties, Brazil	117,787	—	117,787	8,831	1,179	—	10,010	107,777
Other[1]	588,449	(16,816)	571,633	352,520	3,920	(4,060)	352,380	219,253
Total[2]	$2,067,983	$(16,730)	$2,051,253	$578,630	$27,179	$(4,060)	$601,749	$1,449,504
1.Includes Vatukoula, Black Fox, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests include non-depletable assets of $30.1 million and depletable assets of $1,419.4 million.

Sandstorm Gold Ltd.	63	2025 Second Quarter Report

Financial Statements
BSignificant Updates and Other Transactions
Vatukoula
On January 27, 2025, the Company entered into an option agreement with Vatukoula Gold Mines PTE Limited (“VGML”) related to the Vatukoula mine. Under the terms of the agreement, the Company agreed to a forbearance period in respect of VGML’s past due gold deliveries and granted VGML an option to repurchase the associated gold stream and net smelter return (“NSR”) royalty, which had a carrying value of $13.2 million. In consideration for these concessions, the Company received a payment of $4.0 million. Subsequently, during the three months ended March 31, 2025, the Company terminated its stream and royalty interests in the Vatukoula mine in exchange for additional consideration of $10.0 million.
Seymour Lake
During the first quarter of 2025, the Company secured a favorable arbitration ruling confirming that Green Technology Metals Limited is responsible for paying the royalty associated with the Seymour Lake property and that the royalty runs with the land. This royalty was originally included in a conditional sale agreement, which ultimately did not close, that would have provided for $5.6 million upon the satisfaction of certain closing conditions.

Sandstorm Gold Ltd.	64	2025 Second Quarter Report

Financial Statements
As of and for the year ended December 31, 2024:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$187,682	$—	$187,682	$2,834	$5,284	$—	$—	$8,118	$179,564
Aurizona, Brazil	11,091	—	11,091	3,738	274	—	—	4,012	7,079
Blyvoor, South Africa	106,332	—	106,332	2,069	1,103	—	—	3,172	103,160
Bonikro, Côte d'Ivoire	37,773	—	37,773	8,904	6,806	—	—	15,710	22,063
Caserones, Chile	82,678	—	82,678	7,488	3,724	—	—	11,212	71,466
Cerro Moro, Argentina	74,261	—	74,261	59,045	6,729	—	—	65,774	8,487
Chapada, Brazil	69,561	—	69,561	25,666	2,690	—	—	28,356	41,205
Fruta del Norte, Ecuador	33,268	—	33,268	8,108	1,919	—	—	10,027	23,241
Greenstone, Canada	107,234	6	107,240	—	1,527	—	—	1,527	105,713
Hod Maden, Türkiye	206,995	12	207,007	—	—	—	—	—	207,007
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	17,935	1,594	—	—	19,529	25,591
Hugo North Extension and Heruga, Mongolia	35,358	30	35,388	—	—	—	—	—	35,388
Mercedes, Mexico	75,898	(25,448)	50,450	24,600	3,892	(6,524)	—	21,968	28,482
Platreef, South Africa	187,000	—	187,000	—	—	—	—	—	187,000
Relief Canyon, USA	37,458	10,504	47,962	18,592	9,282	—	—	27,874	20,088
Vale Royalties, Brazil	117,787	—	117,787	6,407	2,424	—	—	8,831	108,956
Other[1]	595,579	(7,130)	588,449	344,207	9,911	(1,459)	(139)	352,520	235,929
Total[2]	$2,090,009	$(22,026)	$2,067,983	$529,593	$57,159	$(7,983)	$(139)	$578,630	$1,489,353
1.Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests includes non-depletable assets of $31.0 million and depletable assets of $1,458.4 million.

Sandstorm Gold Ltd.	65	2025 Second Quarter Report

Financial Statements
5.Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Versamet Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2024	$64,319	$7,973	$72,292
Disposals	(1,746)	—	(1,746)
Company's share of net income (loss) of associate	1,067	(898)	169
Currency translation adjustments and other	(17)	396	379
At June 30, 2025	$63,623	$7,471	$71,094
As a result of Sandstorm's equity ownership position being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet Royalties Corporation ("Versamet") (previously called Sandbox Royalties Corp.) and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon Copper). Subsequent to June 30, 2025, Sandstorm advanced $8 million under the Horizon Copper facility.
During the six months ended June 30, 2025, the Company amended both the Antamina and Hod Maden promissory notes to grant Horizon the option to extend the maturity date in two-year intervals, provided that cash flows from the respective assets are used to repay any remaining principal amounts. Prior to the amendment, the Antamina promissory note bore interest at a fixed rate of 3%. Under the amended terms, if the extension option is exercised, interest on the Antamina note will be payable quarterly at SOFR plus 2.5%–3.5%, beginning June 15, 2033.

Sandstorm Gold Ltd.	66	2025 Second Quarter Report

Financial Statements
6.Investments
As of and for the six months ended June 30, 2025:

In $000s	Jan. 1, 2025	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion and other	June 30, 2025

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$6,891	$—	$(296)	$1,513	$71	$—	$8,179
Loans receivable[3]	232	—	—	—	—	(232)	—
Total short-term investments	$7,123	$—	$(296)	$1,513	$71	$(232)	$8,179

LONG-TERM INVESTMENTS
Common shares[2]	$18,507	$8,529	$(5,852)	$—	$(359)	$—	$20,825
Warrants and other[1]	2,286	—	—	—	1,409	—	3,695
Convertible debt instruments[1]	207,755	1,259	—	(1,513)	3,136	—	210,637
Total long-term investments	$228,548	$9,788	$(5,852)	$(1,513)	$4,186	$—	$235,157
Total investments	$235,671	$9,788	$(6,148)	$—	$4,257	$(232)	$243,336
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion and other recorded within Net Income (loss) for the period.

As of and for the six months ended June 30, 2024:

In $000s	Jan. 1, 2024	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion and other	June 30, 2024

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$9,770	$—	$(3,150)	$6,090	$(4,055)	$—	$8,655
Loans receivable[3]	18,630	210	(14,519)	—	—	258	4,579
Total short-term investments	$28,400	$210	$(17,669)	$6,090	$(4,055)	$258	$13,234

LONG-TERM INVESTMENTS
Common shares[2]	$17,682	$4,895	$(7,525)	$—	$4,812	$—	$19,864
Warrants and other[1]	1,628	84	—	—	736	—	2,448
Convertible debt instruments[1]	211,164	18,308	(14,187)	(6,090)	4,641	—	213,836
Total long-term investments	$230,474	$23,287	$(21,712)	$(6,090)	$10,189	$—	$236,148
Total investments	$258,874	$23,497	$(39,381)	$—	$6,134	$258	$249,382
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion and other recorded within Net Income (loss) for the period.

Sandstorm Gold Ltd.	67	2025 Second Quarter Report

Financial Statements
7.Income Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.
These differences result from the following items:

In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Income before income taxes	$24,289	$14,192	$41,645	$14,173
Canadian federal and provincial income tax rates	27%	27%	27%	27%
Income tax expense based on the above rates	$6,558	$3,832	$11,244	$3,827

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$434	$1,030	$861	$2,225
Non-taxable portion of capital gain or loss	(688)	(1,345)	(635)	(610)
Withholding taxes	1,587	686	2,533	1,758
Change in unrecognized temporary differences and other	(551)	(513)	(564)	327
Income tax expense	$7,340	$3,690	$13,439	$7,527
8.Share Capital and Reserves
AAuthorized Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.
Under the Company’s normal course issuer bid ("NCIB"), the Company is able, until March 26, 2026, to purchase up to 20.0 million of its common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.
During the six months ended June 30, 2025, the Company had an Automatic Share Purchase Plan ("ASPP") in place to facilitate the repurchase of its issued and outstanding common shares under its NCIB during periods when the Company would otherwise be restricted from making purchases due to regulatory constraints or self-imposed blackout periods. On July 7, 2025, the ASPP was terminated, in accordance with its terms, upon public announcement of the arrangement agreement between Sandstorm and Royal Gold, Inc. ("Royal Gold"). Refer to note 14 for further details related to the proposed acquisition of Sandstorm by Royal Gold.

Sandstorm Gold Ltd.	68	2025 Second Quarter Report

Financial Statements
BDiluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Net income attributable to Sandstorm’s shareholders for the period	$15,459	$10,028	$25,963	$5,832

Basic weighted average number of common shares	293,185,771	297,831,968	294,176,928	297,823,823
Basic earnings per share	$0.05	$0.03	$0.09	$0.02

Effect of dilutive securities
Stock options	5,066,694	127,296	3,879,535	37,598
Restricted share rights	2,082,697	1,858,456	2,039,048	1,824,193
Performance share rights	80,728	—	30,153	—
Diluted weighted average number of common shares	300,415,890	299,817,720	300,125,664	299,685,614
Diluted earnings per share	$0.05	$0.03	$0.09	$0.02
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD11.86 during the three months ended June 30, 2025 (June 30, 2024 — CAD7.57) or CAD10.41 during the six months ended June 30, 2025 (June 30, 2024 - CAD6.92).

	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Stock Options	—	8,340,417	—	15,915,000
Warrants	—	111,692	—	176,846
9.Administration Expenses
The administration expenses for the Company are as follows:

In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Corporate administration	$885	$1,409	$1,754	$2,606
Employee benefits and salaries	884	785	1,764	1,557
Professional fees	528	508	1,000	996
Depreciation	535	550	1,070	1,090
Administration expenses before share-based compensation	$2,832	$3,252	$5,588	$6,249
Equity settled share-based compensation (a non-cash expense)	816	1,025	1,619	2,050
Total administration expenses	$3,648	$4,277	$7,207	$8,299

Sandstorm Gold Ltd.	69	2025 Second Quarter Report

Financial Statements
10.Supplemental Cash Flow Information

In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Change in non-cash working capital:
Trade receivables and other	$(2,030)	$1,595	$(3,284)	$717
Trade payables and other	2,838	226	3,971	902
Net increase in cash	$808	$1,821	$687	$1,619
Significant non-cash transactions
Versamet common shares received in consideration for a convertible debenture payment	$—	$14,186	$—	$14,186
11.Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

In $000s	3 Months Ended June 30, 2025	3 Months Ended June 30, 2024	6 Months Ended June 30, 2025	6 Months Ended June 30, 2024

Salaries and benefits	$524	$388	$1,029	$782
Share-based payments	992	1,249	1,966	2,499
Total key management compensation expense	$1,516	$1,637	$2,995	$3,281

Sandstorm Gold Ltd.	70	2025 Second Quarter Report

Financial Statements
12. Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$613
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,312 ounces over approximately 8 years and 4% thereafter	Varies
Santa Elena[1]	20%	$487
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Woodlawn[14]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

Sandstorm Gold Ltd.	71	2025 Second Quarter Report

Financial Statements
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. Beginning on the fifth anniversary of the start of the fixed deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
Across its current streaming agreements, the Company has committed, subject to certain conditions and the partners' continued good standing, to provide up to a maximum of $7.6 million in financing annually over the next three years, if required.
During the second quarter of 2025, the Company agreed to make up to $6.5 million in additional credit available to Bear Creek Mining Corporation, subject to regulatory approval, to be drawn in monthly installments of up to $0.6 million for working capital purposes, subject to certain conditions. The terms of the additional credit facility are substantially similar to those of the existing Bear Creek note, including a maturity date of September 22, 2028, and an interest rate of 7% per annum. As of June 30, 2025, the Company had advanced $1.2 million to Bear Creek under this facility.

Sandstorm Gold Ltd.	72	2025 Second Quarter Report

Financial Statements
In addition to its current leased office space, the Company is a lessee under a 15-year head lease for additional office space, which it has fully sublet to third parties. When a portion of the sublease commenced during the three months ended June 30, 2025, the Company recognized a lease liability of $8.1 million, its obligation under the head lease, and a matching net investment in sublease of $8.1 million, representing the present value of future sublease receipts. The current portion of the lease liability of $0.8 million is included in Trade payables and other and the non-current portion of the lease liability of $7.3 million is included in Deferred income tax and lease liabilities on the statement of financial position. The current portion of the net investment in sublease of $0.8 million is included in Trade and other receivables and the non-current portion of the net investment in sublease of $7.3 million is included in Other long-term assets on the statement of financial position. The minimum lease payments for the remaining lease total approximately $12.4 million over the remaining 14.5 year term. As the lease has been sublet in full, the Company has no material net occupancy exposure under the arrangement.
13.Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Sandstorm Gold Ltd.	73	2025 Second Quarter Report

Financial Statements
For the three months ended June 30, 2025:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$850	$–	$417	$433	$–
	Silver	1,718	–	43	709	966	1,676
Aurizona, Brazil	Gold	–	3,130	–	75	3,055	2,335
Blyvoor, South Africa	Gold	2,166	–	378	331	1,457	1,842
Bonikro, Côte d'Ivoire	Gold	5,127	–	620	1,124	3,383	4,623
Caserones, Chile	Copper	–	3,470	–	862	2,608	2,350
Cerro Moro, Argentina	Silver	4,867	–	1,456	1,772	1,639	3,409
Chapada, Brazil	Copper	2,148	–	650	410	1,088	1,498
Fruta del Norte, Ecuador	Gold	–	3,074	–	425	2,649	1,976
Greenstone, Canada	Gold	3,911	–	802	906	2,203	3,101
Houndé, Burkina Faso	Gold	–	2,808	–	500	2,308	1,886
Mercedes, Mexico	Gold	2,753	–	688	1,124	941	2,064
Relief Canyon, United States	Gold	4,308	–	–	1,681	2,627	4,308
Vale Royalties, Brazil	Iron Ore	–	1,100	–	486	614	2,942
Other[2]	Gold	1,945	5,313	363	890	6,005	4,606
	Copper, Other	1,336	1,398	285	1,322	1,127	2,232
Total Segments		$30,279	$21,143	$5,285	$13,034	$33,103	$40,848
Corporate:
Administration expenses and Project evaluation and transaction costs		$–	$–	$–	$–	$(7,084)	$(3,004)
Gain on revaluation of investments		–	–	–	–	5,192	–
Finance expense		–	–	–	–	(6,453)	–
Other		–	–	–	–	(469)	673
Total Corporate		$–	$–	$–	$–	$(8,814)	$(2,331)
Consolidated		$30,279	$21,143	$5,285	$13,034	$24,289	$38,517
1.Royalty revenue from Antamina consists of $0.7 million from copper and $0.2 million from other base metals.
2.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $5.4 million, Mexico of $0.2 million, Brazil of $0.7 million, Türkiye of $0.5 million, Argentina of $2.6 million and other of $0.6 million. Includes revenue from gold of $7.3 million, copper of $0.4 million, diamonds of $0.8 million and other base metals of $1.5 million.

Sandstorm Gold Ltd.	74	2025 Second Quarter Report

Financial Statements
For the three months ended June 30, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss (gain) on disposal, impairment and contractual income from Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$1,272	$–	$756	$–	$516	$222
	Silver	1,077	25	28	572	–	502	1,074
Aurizona, Brazil	Gold	–	1,196	–	39	–	1,157	2,486
Blyvoor, South Africa	Gold	1,433	–	351	333	–	749	1,181
Bonikro, Côte d'Ivoire	Gold	3,137	–	535	1,430	–	1,172	2,601
Caserones, Chile	Copper	–	3,369	–	1,005	–	2,364	2,094
Cerro Moro, Argentina	Silver	3,839	–	1,154	1,589	–	1,096	2,684
Chapada, Brazil	Copper	3,971	–	1,186	704	–	2,081	2,785
Fruta del Norte, Ecuador	Gold	–	2,274	–	431	–	1,843	1,300
Houndé, Burkina Faso	Gold	–	1,687	–	408	–	1,279	2,136
Mercedes, Mexico	Gold	2,546	–	626	1,297	–	623	2,068
Relief Canyon, United States	Gold	5,829	–	–	2,995	–	2,834	5,829
Vale Royalties, Brazil	Iron Ore	–	925	–	512	–	413	3,282
Other[2]	Gold	2,088	2,496	495	516	–	3,573	3,841
	Other	1,914	2,296	320	1,887	3,424	(1,421)	2,358
Total Segments		$25,834	$15,540	$4,695	$14,474	$3,424	$18,781	$35,941
Corporate:
Administration expenses and Project evaluation and transaction costs		$–	$–	$–	$–	$–	$(6,018)	$(3,007)
Gain on revaluation of investments		–	–	–	–	–	7,435	–
Finance expense		–	–	–	–	–	(8,972)	–
Other		–	–	–	–	–	2,966	1,451
Total Corporate		$–	$–	$–	$–	$–	$(4,589)	$(1,556)
Consolidated		$25,834	$15,540	$4,695	$14,474	$3,424	$14,192	$34,385
1.Royalty revenue from Antamina consists of $1.0 million from copper and $0.3 million from other base metals.
2.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula (disposed of in Q1 2025), Highland Valley (disposed of during the year ended December 31, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $6.9 million, Mexico of $0.2 million, Türkiye of $0.7 million and other of $1.0 million. Includes revenue from gold of $4.6 million, copper of $1.4 million, diamonds of $0.8 million and other base metals of $2.0 million.

Sandstorm Gold Ltd.	75	2025 Second Quarter Report

Financial Statements
For the six months ended June 30, 2025:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss (gain) on disposal, impairment and contractual income from Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$850	$–	$915	$–	$(65)	$–
	Silver	3,438	–	85	1,432	–	1,921	3,354
Aurizona, Brazil	Gold	–	5,425	–	140	–	5,285	5,550
Blyvoor, South Africa	Gold	3,536	–	650	591	–	2,295	2,932
Bonikro, Côte d'Ivoire	Gold	9,685	–	1,258	2,546	–	5,881	8,393
Caserones, Chile	Copper	–	5,967	–	1,772	–	4,195	4,173
Cerro Moro, Argentina	Silver	10,144	–	3,043	3,705	–	3,396	7,100
Chapada, Brazil	Copper	10,403	–	3,125	1,876	–	5,402	7,278
Fruta del Norte, Ecuador	Gold	–	5,845	–	897	–	4,948	4,022
Greenstone, Canada	Gold	7,541	–	1,561	1,886	–	4,094	6,053
Houndé, Burkina Faso	Gold	–	3,856	–	711	–	3,145	2,401
Mercedes, Mexico	Gold	5,138	–	1,283	2,248	–	1,607	3,855
Relief Canyon, United States	Gold	8,035	–	–	3,362	–	4,673	8,035
Vale Royalties, Brazil	Iron Ore	–	3,361	–	1,179	–	2,182	2,942
Other[2]	Gold	3,420	9,851	670	1,729	(752)	11,624	14,436
	Copper, Other	2,257	2,735	469	2,190	–	2,333	3,906
Total Segments		$63,597	$37,890	$12,144	$27,179	$(752)	$62,916	$84,430
Corporate:
Administration expenses and Project evaluation and transaction costs		$–	$–	$–	$–	$–	$(12,193)	$(4,479)
Gain on revaluation of investments		–	–	–	–	–	4,616	–
Finance expense		–	–	–	–	–	(13,318)	–
Other		–	–	–	–	–	(376)	(746)
Total Corporate		$–	$–	$–	$–	$–	$(21,271)	$(5,225)
Consolidated		$63,597	$37,890	$12,144	$27,179	$(752)	$41,645	$79,205
1.Royalty revenue from Antamina consists of $0.7 million from copper and $0.2 million from other base metals.
2.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $10.0 million, Mexico of $0.3 million, Brazil of $1.8 million, Türkiye of $1.6 million, Argentina of $3.1 million and other of $1.5 million. Includes revenue from gold of $13.3 million, copper of $1.0 million, diamonds of $1.4 million and other base metals of $2.6 million.

Sandstorm Gold Ltd.	76	2025 Second Quarter Report

Financial Statements
For the six months ended June 30, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss (gain) on disposal, impairment and contractual income from Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$471	$–	$1,450	$–	$(979)	$222
	Silver	2,219	25	57	1,314	–	873	2,187
Aurizona, Brazil	Gold	–	3,444	–	117	–	3,327	5,334
Blyvoor, South Africa	Gold	2,441	–	632	638	–	1,171	1,934
Bonikro, Côte d'Ivoire	Gold	8,808	–	1,630	4,272	–	2,906	7,502
Caserones, Chile	Copper	–	6,207	–	2,054	–	4,153	4,056
Cerro Moro, Argentina	Silver	8,437	–	2,523	3,884	–	2,030	5,913
Chapada, Brazil	Copper	8,801	–	2,644	1,661	–	4,496	6,157
Fruta del Norte, Ecuador	Gold	–	4,062	–	899	–	3,163	2,413
Houndé, Burkina Faso	Gold	–	3,249	–	906	–	2,343	2,763
Mercedes, Mexico	Gold, Silver[2]	5,225	–	1,069	2,615	404	1,137	4,315
Relief Canyon, United States	Gold	9,009	–	–	4,661	–	4,348	9,009
Vale Royalties, Brazil	Iron Ore	–	3,286	–	1,132	–	2,154	3,282
Other[3]	Gold	4,783	7,125	1,207	2,285	–	8,416	9,563
	Other	3,280	3,313	622	3,343	3,424	(796)	5,603
Total Segments		$53,003	$31,182	$10,384	$31,231	$3,828	$38,742	$70,253
Corporate:
Administration expenses and Project evaluation and transaction costs		$–	$–	$–	$–	$–	$(11,713)	$(6,032)
Gain on revaluation of investments		–	–	–	–	–	1,322	–
Finance expense		–	–	–	–	–	(18,340)	–
Other		–	–	–	–	–	4,162	2,516
Total Corporate		$–	$–	$–	$–	$–	$(24,569)	$(3,516)
Consolidated		$53,003	$31,182	$10,384	$31,231	$3,828	$14,173	$66,737
1.Royalty revenue from Antamina consists of $0.4 million from copper and $0.1 million from other base metals.
2.Revenue from Mercedes consists of $4.9 million from gold and $0.3 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula (disposed of in Q1 2025), Highland Valley (disposed of during the year ended December 31, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $12.4 million, Mexico of $0.5 million, Brazil of $0.7 million, Türkiye of $2.8 million and other of $2.1 million. Includes revenue from gold of $11.9 million, copper of $1.5 million, diamonds of $1.5 million and other base metals of $3.6 million.

Sandstorm Gold Ltd.	77	2025 Second Quarter Report

Financial Statements
Total assets as of:

In $000s	June 30, 2025	December 31, 2024

Antamina	$178,067	$179,564
Aurizona	9,864	10,129
Blyvoor	102,569	103,160
Bonikro	19,517	22,063
Caserones	72,693	74,216
Cerro Moro	4,783	8,487
Chapada	39,329	41,205
Fruta del Norte	25,645	26,341
Greenstone	103,831	105,789
Hod Maden	207,008	207,007
Horne 5	78,934	78,934
Houndé	26,599	26,454
Hugo North Extension and Heruga	35,388	35,388
Mercedes	26,317	28,482
Platreef	187,000	187,000
Relief Canyon	16,726	20,088
Vale Royalties	110,277	111,556
Other[1]	227,488	242,616
Total Segments	$1,472,035	$1,508,479
Corporate:
Cash and cash equivalents	$6,595	$4,395
Investments	243,336	235,671
Other assets[2]	107,070	101,639
Total Corporate	$357,001	$341,705
Consolidated	$1,829,036	$1,850,184
1.Where a Stream, royalty and other interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Vatukoula (disposed of during the three months ended March 31, 2025), Black Fox, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Includes Versamet and Horizon Copper investments in associates.

Sandstorm Gold Ltd.	78	2025 Second Quarter Report

Financial Statements
14. Subsequent Event
On July 6, 2025, the Company entered into a definitive arrangement agreement with Royal Gold, pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm in an all-share transaction in which Sandstorm shareholders will receive 0.0625 of a share of common stock of Royal Gold for each Sandstorm share held ("the Sandstorm Transaction").
Concurrent with the Sandstorm Transaction, Royal Gold has entered into a definitive arrangement agreement with Horizon Copper, pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper, other than the Horizon shares owned by Sandstorm, (the “Horizon Transaction” and, together with the Sandstorm Transaction, "the Transactions"). Each Transaction is conditional on the other, although Royal Gold may elect to waive the Horizon Copper condition. Subject to receiving the requisite court, regulatory and shareholder approvals, the Transactions are expected to close in the fourth quarter of 2025.
The Sandstorm Transaction contains customary deal protections, including non-solicitation, “fiduciary out”, and “right to match” provisions in respect of Sandstorm, and non-solicitation and “fiduciary out” provisions in respect of Royal Gold, as well as a $200 million or $130 million termination fee payable to Sandstorm or Royal Gold, respectively, as the case may be, under certain circumstances.

Sandstorm Gold Ltd.	79	2025 Second Quarter Report